UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in its Charter)

America Mobile
(Translation of Registrant’s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel, Piso 16
Colonia Ampliación Granada, Alcaldía Miguel Hidalgo
11529, Mexico City
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s
Registration Statement on Form F-3ASR (File No. 333-287731).

EXHIBITS

Pricing Agreement, dated November 19, 2025 (incorporating the Underwriting Agreement—Standard Provisions dated October 1, 2018) among América Móvil, S.A.B. de C.V., as Issuer, BofA Securities, Inc., Goldman Sachs & Co. LLC, Santander US Capital Markets LLC and Scotia Capital (USA) Inc., as Underwriters, and the Mexican Underwriters named in Schedule III thereto.
Exhibit 1.1

Additional Notes Supplement to the Seventh Supplemental Indenture, dated as of November 25, 2025, among América Móvil, S.A.B. de C.V., as issuer, Citibank, N.A., as trustee and registrar, and Citibank, N.A., London Branch, as paying, authenticating and London transfer agent, relating the 10.300% Senior Notes due 2034.
Exhibit 4.1

Specimen of Global Notes representing the 10.300% Senior Notes due 2034.	Exhibit 4.2

Additional Notes Supplement to the Eighth Supplemental Indenture, dated as of November 25, 2025, among América Móvil, S.A.B. de C.V., as issuer, Citibank, N.A., as trustee and registrar, and Citibank, N.A., London Branch, as paying, authenticating and London transfer agent, relating the 10.125% Senior Notes due 2029.
Exhibit 4.3

Specimen of Global Notes representing the 10.125% Senior Notes due 2029.	Exhibit 4.4

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated November 25, 2025.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated November 25, 2025.	Exhibit 5.2

Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).	Exhibit 23.1

Consent of Bufete Robles Miaja, S.C. (included in Exhibit 5.2).	Exhibit 23.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer